# POWERHANDZ Inc

## BALANCE SHEET

As of December 31, 2019

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| Benchmark CD | 36,566.66 |
| Benchmark Checking xx4308 | 5,594.53 |
| PayPal Bank | 959.84 |
| Shopify Holding | 649.70 |
| Well Fargo Business Checking xx7504) | 636.96 |
| Wells Fargo Business Market Rate Savings xx0948 | 230.86 |
| **Total Bank Accounts** | **$44,638.55** |
| Accounts Receivable |  |
| Accounts Receivable | 3,427.60 |
| **Total Accounts Receivable** | **$3,427.60** |
| Other Current Assets |  |
| Due from Employee/Other | 135.00 |
| Due from Texas | 587.74 |
| Inventory | 0.00 |
| Anti Grip Gloves | 110,887.50 |
| Ball Wraps | 102.00 |
| Baseball Gloves | 38,362.50 |
| Collateral Inventory | 2,253.75 |
| Custom Boxes | 312.00 |
| Extreme Grip Gloves | 16,325.00 |
| Golf Gloves | 975.00 |
| Inventory | 7,573.39 |
| Inventory Asset | 29,387.50 |
| Merchandise Inventory | 1,366.00 |
| Pop Up Defenders | 4,806.00 |
| Power Packs | 1,212.00 |
| PowerFit Gloves | 3,031.00 |
| Pure Grip Gloves | 6,912.50 |
| Shorts | 13,640.00 |
| Sport Bags | 92.00 |
| Striker Gloves | 8,362.50 |
| T-shirts | 4,293.00 |
| Wrist Bands | 746.00 |
| **Total Inventory** | **250,639.64** |
| Undeposited Funds | 319.01 |
| Walmart Seller Holding Account | 116.20 |
| **Total Other Current Assets** | **$251,797.59** |
| **Total Current Assets** | **$299,863.74** |

|  | TOTAL |
|---|---:|
| **Fixed Assets** |  |
| Accumulated Depreciation | -3,784.42 |
| Computers | 3,784.42 |
| **Total Fixed Assets** | **$0.00** |
| Other Assets |  |
| Accumulated Amortization | -46,928.00 |
| Licensing | 3,450.00 |
| Loan Origination Fees | 1,875.00 |
| Patent | 45,313.50 |
| Product Development | 23,200.00 |
| Start up costs | 42,700.58 |
| **Total Other Assets** | **$69,611.08** |
| **TOTAL ASSETS** | **$369,474.82** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| Accounts Payable | 73,640.77 |
| **Total Accounts Payable** | **$73,640.77** |
| Credit Cards |  |
| Amex Business Platinum Card | 23,004.97 |
| **Total Credit Cards** | **$23,004.97** |
| Other Current Liabilities |  |
| Amazon Loan | 3,000.00 |
| Benchmark LOC | 36,566.66 |
| Citizen's Note Payable | 137,547.51 |
| Funding Circle | 46,679.26 |
| Loan from Shareholders | 312,733.81 |
| Note Payable - Other | 5,000.00 |
| Sales Tax Payable | 577.13 |
| Shopify Note Payable | 4,651.01 |
| **Total Other Current Liabilities** | **$546,755.38** |
| **Total Current Liabilities** | **$643,401.12** |
| Long-Term Liabilities |  |
| Convertible Note | 450,840.18 |
| **Total Long-Term Liabilities** | **$450,840.18** |
| **Total Liabilities** | **$1,094,241.30** |

# POWERHANDZ Inc

## BALANCE SHEET

As of December 31, 2019

| | TOTAL |
|---|---:|
| Equity | |
| Common Stock | 114,248.36 |
| Opening Balance Equity | 200.00 |
| Paid-In Capital | 251,847.33 |
| Retained Earnings | -812,376.20 |
| Treasury Stock | -3,500.00 |
| Net Income | -275,185.97 |
| **Total Equity** | **$ -724,766.48** |
| **TOTAL LIABILITIES AND EQUITY** | **$369,474.82** |